Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	NAME AND ADDRESS

Electra Battery Materials Corporation. (“Electra” or the “Company”)

133 Richmond Street W, Suite 602

Toronto, Ontario

M5H 2L3

ITEM 2	DATE OF MATERIAL CHANGES

September 16 and 17, 2025

ITEM 3	NEWS RELEASE

The Company issued a news release on September 16, 2025 relating to the material change, which was disseminated through Business Wire and subsequently filed on SEDAR+.

ITEM 4	SUMMARY OF MATERIAL CHANGES

On September 16, 2025, the Company announced amendments to its previously disclosed recapitalization and restructuring initiative (the “Restructuring”). On September 17, 2025, the Company and the holders (the “Lenders”) of the Company’s outstanding secured convertible notes (the “Notes”) entered into a definitive amendment No. 1 to the transaction support agreement dated August 21, 2025 (the “Amending Agreement”) to effect the amendments.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGES

On September 16, 2025, the Company announced amendments to its previously disclosed Restructuring. On September 17, 2025, the Company and the Lenders entered into the Amending Agreement to effect the amendments.

The Company and the Lenders agreed to amend the Restructuring such that Electra will convert approximately US$41.3 million of outstanding Notes, plus accrued and unpaid interest, into approximately 55 million units of the Company (“Units”), to be issued on the same terms as the Company’s previously announced brokered private placement offering for gross proceeds of up to US$30 million (the “Offering”). Pursuant to the Restructuring, the Lenders will exchange 60% of the Company’s convertible debt for equity, reducing total debt under the Notes to approximately US$27.5 million.

The remaining 40% of the Notes, plus interest, will be exchanged into a new three-year term loan. Under the proposed new loan agreement, the Company has agreed to issue a one-time bonus of 3,822,341 common shares (each a “Common Share”) of the Company to the Lenders at a deemed issue price of US$0.90 per Common Share.

The Units to be issued as part of the amendments to the Restructuring are to be issued at a deemed exchange price of US$0.75 and consist of one Common Share and one common share purchase warrant (a “Warrant”). Each Warrant entitles the holder to purchase one additional Common Share at a price of US$1.25 per share for a period of 36 months, commencing 60 days following closing of the Offering.

The Company had previously applied to the TSX Venture Exchange (the “TSXV”) for a waiver in connection with the Restructuring to permit an equitization price of US$0.60 for the Notes, which was below the minimum pricing requirements under TSXV Policy 4.3 – Shares for Debt. The TSXV did not grant the waiver and, as a result, the Restructuring will now proceed at US$0.75 per Unit in compliance with Policy 4.3.

Completion of the Restructuring remains subject to the satisfaction of certain conditions which include the entering into of definitive documentation and receipt of shareholder approval, as well as the approval of the TSXV and notification to the Nasdaq Stock Market.

ITEM 6	RELIANCE ON SUBSECTION 7.1(2) of national instrument 51-102

Not applicable.

ITEM 7	OMITTED INFORMATION

Not applicable

ITEM 8	EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and this report:

Heather Smiles

Vice President, Investor Relations & Corporate Development

Telephone: 416 900-3891

ITEM 9	DATE OF REPORT

September 18, 2025

Cautionary Note Regarding Forward-Looking Statements

This material change report may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements and include, but are not limited to, statements regarding the closing of the Restructuring and anticipated timing thereof, the entering into of definitive documentation regarding the Restructuring, the expected reduction in the Company’s outstanding debt and the impact on its capital structure, and receipt of required regulator and shareholder approvals, the expected ramp-up and commissioning of the cobalt sulfate refinery, Electra’s strategic role in reshoring North America’s battery materials supply chain, and the Company’s future growth plans, including nickel refining and battery recycling. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “will,” “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “will,” “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include failure to obtain required approvals or satisfy closing conditions, changes in government policy or funding commitments, delays in construction or commissioning of the refinery, inability to complete the Restructuring or Offering on the proposed terms and general economic, market, and geopolitical conditions. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.